Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION

(the “Company”)

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Friday, December 20, 2024. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Special Meeting of Shareholders and Management Information Circular dated October 31, 2024 (the “Circular”). The matters voted upon at the Meeting and the results of the voting as provided by TSX Trust Company after the Meeting were as follows:

1.	Reverse Split

The vote on this special resolution was required to be approved by no less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. The Voting Results showed that 13,792,275 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
Reverse Split	10,988,425	79.67%	2,803,850	20.33%

As a result of the foregoing, the resolution described on page 11 of the Circular was adopted as a special resolution of the Company and the Reverse Split was approved.

2.	2024 Employee Share Purchase Plan

The vote on this resolution was required to be approved by the affirmative vote of a simple majority of the votes cast by disinterested shareholders. The Voting Results showed that 6,007,069 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
2024 Employee Share Purchase Plan	5,146,995	85.68%	860,074	14.32%

As a result of the foregoing, the resolution described on page 13 of the Circular was adopted as an ordinary resolution of the disinterested shareholders of the Company and the Employee Share Purchase Plan was approved.

DATED this 20th day of December, 2024.

ELECTRA BATTERY MATERIALS CORPORATION

/s/ Heather Smiles

By:
Heather Smiles, Vice-President Investor Relations and Corporate Development

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